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                                                                    EXHIBIT 99.4

[LOGO OF SMARTERKIDS.COM]                               [LOGO OF EARLYCHILDHOOD]

                  To the stockholders of SmarterKids.com, Inc.

              A COMBINATION PROPOSAL--YOUR VOTE IS VERY IMPORTANT

   SmarterKids.com and Earlychildhood have agreed to combine. We are proposing the combination and soliciting your proxy to approve it because we believe the combined strengths of SmarterKids.com and Earlychildhood will enable us to build a stronger provider of children's educational products, information and services to both the school and consumer markets and through a variety of distribution channels. The new combined company will be named LearningStar Corp. and will be managed by executive officers from both SmarterKids.com and Earlychildhood.

   If the combination is completed, stockholders of SmarterKids.com and members of Earlychildhood will each receive shares of LearningStar common stock in exchange for their existing common stock or membership interests, as the case may be. Each issued and outstanding share of SmarterKids.com common stock will be converted into the right to receive one newly-issued share of LearningStar common stock. All of the issued and outstanding membership interests in Earlychildhood and options therefor will be exchanged for the right to receive an aggregate of 46,388,575 newly-issued shares of LearningStar common stock. Following the combination, SmarterKids.com stockholders will own approximately one-third of the LearningStar capital stock and Earlychildhood members will own approximately two-thirds of the LearningStar capital stock. It is anticipated that LearningStar will apply for approval for quotation of its common stock on the Nasdaq National Market. A new market for trading in the LearningStar common stock will commence immediately following the effectiveness of the combination, which we expect to occur in the spring of 2001. No cash is included as consideration in the combination, except for cash received in lieu of fractional shares of LearningStar common stock.

   The SmarterKids.com board of directors has unanimously determined that the combination of SmarterKids.com and Earlychildhood is advisable and in the best interests of its stockholders. The SmarterKids.com board of directors has unanimously approved the combination agreement and the combination and unanimously recommends that you vote FOR approval and adoption of the combination agreement and the transactions contemplated thereby. The management committee of Earlychildhood and the holders of all outstanding membership interests in Earlychildhood approved the combination immediately prior to the signing of the combination agreement. No further action is required by Earlychildhood's management committee or members to effect the combination. Information about the combination is contained in this proxy statement-prospectus. We urge you to read this document carefully, including the section describing risk factors that begins on page 18.

   The special meeting of SmarterKids.com stockholders will be held at the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, High Street Tower,
22nd Floor, Boston, Massachusetts on       , 2001 at 10:00 a.m.

   Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure that your shares are represented at the special meeting.

                                          David Blohm
                                          President and Chief Executive
                                           Officer
                                          SmarterKids.com, Inc.

   This proxy statement-prospectus is dated       , 2001, and is first being
mailed to SmarterKids.com stockholders on or about       , 2001. As of       ,
2001, there were approximately     holders of SmarterKids.com common stock.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the combination or determined if this proxy statement-prospectus is accurate or complete. Any representation to the contrary is a criminal offense.